UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of April, 2000

                               -------------------

                                    001-11145
                              (Commission File No.)



                               BIOVAIL CORPORATION
                 (Translation of registrant's name into English)


             2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Canada
              (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code: (416) 285-6000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                      Form 20-F X  Form 40-F
                                                               ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                            Yes     No  X
                                                               ---     ---

                                                                   Exhibit 99(a)


        2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, (416) 285-6000

                                               CONTACT:  Ken Howling
                                                         Chief Financial Officer
                                                         (416) 285-6000

FOR IMMEDIATE RELEASE:


          *BIOVAIL REPORTS RECORD 2000 FIRST QUARTER FINANCIAL RESULTS*

                  TORONTO, Canada, April 27, 2000 - Biovail Corporation (NYSE, TSE:BVF) today reported record financial results under US GAAP for the period ended March 31, 2000. Revenue for the first quarter of 2000 increased 70% to $46.9 million, compared with $27.6 million reported for the first quarter of 1999. Operating income for the quarter increased to $14.2 million, a 32% improvement over the $10.8 million earned in the first quarter of 1999. Diluted earnings per share before extraordinary items increased 27% to $0.19 per share.

                  The Company has historically reported its consolidated financial results in accordance with Canadian generally accepted accounting principles (GAAP). Beginning with the period ended March 31, 2000 the Company has begun to report its financial results in accordance with United States GAAP. Historical consolidated results have been restated to reflect this change.

                  The decision to provide US GAAP financial results was driven by the Company's desire to make it easier for the majority of its shareholders to assess the Company's financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also more consistent with the presentation of financial results of most of the Company's industry customers and competitors. Consolidated financial statements in accordance with Canadian GAAP (in US dollars) will be made available to all shareholders upon request and will be filed with the Canadian regulatory authorities.

                  During the quarter, the Company repurchased all of its outstanding 10 7/8% Senior Notes at a premium resulting in an extraordinary charge of $20.0 million. Income before this extraordinary item for the three months ended March 31, 2000 was $13.1 million, or $0.19 per share on a diluted basis, an increase of 77% over income before extraordinary items of $7.4 million, or $0.15 per share on a diluted basis, in the comparable period of 1999. After deducting the extraordinary item, the net loss for the first quarter of 2000 was $6.9 million, or $0.10 per share on a diluted basis, compared to net income of $7.4 million, or $0.15 per share on a diluted basis, in 1999.

                  Eugene Melnyk, Chairman of the Board, commented, "Biovail's 70% increase in total revenues is primarily due to the launch of several new products including generic versions of Voltaren XR and Adalat CC 30 mg and the first commercial launch of a product utilizing Biovail's flash dose technology. The success of Biovail's recent offerings allowed the Company to retire its 10 7/8% Senior Notes and leaves the Company well positioned to capitalize on strategic opportunities."

                  Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

                  "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

                  To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                               BIOVAIL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
    In Accordance with United States Generally Accepted Accounting Principles
         (All dollar amounts are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                             March 31,       December 31,
                                                               2000              1999
                                                               ----              ----
                                ASSETS
CURRENT
     Cash and cash equivalents                              $   475,670      $   178,086
     Short-term investments                                      19,547           65,893
     Accounts receivable                                         75,577           60,571
     Inventories                                                 18,130           12,701
     Assets held for disposal                                        --           20,000
     Deposits and prepaid expenses                                1,984            3,172
                                                            -----------      -----------
                                                                590,908          340,423
LONG-TERM INVESTMENTS                                             3,190               12
PROPERTY, PLANT AND EQUIPMENT, net                               47,193           45,300
OTHER ASSETS, net                                                89,878           86,478
                                                            -----------      -----------
                                                            $   731,169      $   472,213
                                                            ===========      ===========

                             LIABILITIES
CURRENT
     Accounts payable                                       $    26,521      $    22,685
     Accrued liabilities                                         26,813           31,107
     Income taxes payable                                         3,412            3,585
     Customer prepayments                                         4,473            4,962
     Deferred tax liability                                         336              336
     Current portion of long-term debt                            1,318           12,016
                                                            -----------      -----------
                                                                 62,873           74,691

DEFERRED TAX LIABILITY                                            4,614            4,698
CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES
                                                                300,000               --
LONG-TERM DEBT                                                       --          125,488
                                                            -----------      -----------
                                                                367,487          204,877
                                                            -----------      -----------

                         SHAREHOLDERS' EQUITY
     Share capital                                              475,470          373,962
     Warrants                                                     8,244            8,244
     Warrant subscription receivable                             (1,005)          (2,287)
     Deficit                                                   (120,741)        (113,843)
     Accumulated other comprehensive income                       1,714            1,260
                                                            -----------      -----------
                                                                363,682          267,336
                                                            -----------      -----------
                                                            $   731,169      $   472,213
                                                            ===========      ===========

                               BIOVAIL CORPORATION
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
    In Accordance with United States Generally Accepted Accounting Principles
           (All dollar amounts except per share data are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                                      Three Months Ended
                                                                          March 31,
                                                                          ---------
                                                                  2000             1999
                                                                  ----             ----
REVENUE
    Product sales                                           $    33,631     $    12,562
    Research and development                                     10,501           6,077
    Royalty and licensing                                         2,728           8,952
                                                            -----------     -----------
                                                                 46,860          27,591
                                                            -----------     -----------

EXPENSES
    Cost of goods sold                                           11,035           5,039
    Research and development                                     11,766           5,324
    Selling, general and administrative                           9,839           6,468
                                                            -----------     -----------
                                                                 32,640          16,831
                                                            -----------     -----------

OPERATING INCOME                                                 14,220          10,760
INTEREST EXPENSE, net                                              (266)         (2,792)
                                                            -----------     -----------

INCOME BEFORE INCOME TAXES                                       13,954           7,968
PROVISION FOR INCOME TAXES                                          813             533
                                                            -----------     -----------

INCOME BEFORE EXTRAORDINARY ITEM                                 13,141           7,435
EXTRAORDINARY ITEM - Premium paid on
    early extinguishment of U.S. Dollar Senior Notes            (20,039)             --
                                                            -----------     -----------

NET INCOME (LOSS)                                           $    (6,898)    $     7,435
                                                            ===========     ===========

EARNINGS (LOSS) PER SHARE - Basic
    Income before extraordinary item                        $     0.21      $     0.15
    Extraordinary item                                           (0.32)             --
                                                            -----------     -----------
    Net income (loss)                                           ($0.11)     $     0.15
                                                            ===========     ===========

EARNINGS (LOSS) PER SHARE - Diluted
    Income before extraordinary item                        $     0.19      $     0.15
    Extraordinary item                                           (0.29)             --
                                                            -----------     -----------
    Net income (loss)                                       $    (0.10)     $     0.15
                                                            ===========     ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
       Basic                                                 62,792,000      49,207,000
                                                            ===========     ===========
       Diluted                                               70,261,000      50,388,000
                                                            ===========     ===========


                               BIOVAIL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
    In Accordance with United States Generally Accepted Accounting Principles
         (All dollar amounts are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                                                 Three Months Ended
                                                                                     March 31,
                                                                                     ---------
                                                                                 2000              1999
                                                                                 ----              ----
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
    Net income (loss)                                                      $    (6,898)      $     7,435
    Depreciation and amortization                                                5,540             1,489
    Deferred income tax provision                                                  (84)               --
    Extraordinary item - Premium paid on early extinguishment
       of U.S. Dollar Senior Notes                                              20,039                --
    Compensation cost for employee stock options                                    --               281
                                                                           ------------      ------------
                                                                                18,597             9,205
    Change in non-cash operating items                                         (20,609)            7,152
                                                                           ------------      ------------
                                                                                (2,012)           16,357
                                                                           ------------      ------------
INVESTING
    Additions to property, plant and equipment, net                             (3,929)           (1,611)
    Sale of short-term investments, net                                         46,346                --
    Acquisition of long-term investments                                        (2,285)               --
    Proceeds from assets held for disposal                                      17,000                --
    Decrease in other assets                                                       261                --
    Advance of executive stock purchase plan loans                                  --               (52)
                                                                           ------------      ------------
                                                                                57,393            (1,663)
                                                                           ------------      ------------
FINANCING
    Issuance of share capital                                                  102,298             1,424
    Repurchase of share capital                                                     --           (14,933)
    Issuance of convertible subordinated preferred equivalent
       debentures, net of financing costs                                      290,312                --
    Repurchase of U.S. Dollar Senior Notes                                    (141,017)               --
    Reduction in other long-term debt                                          (10,651)             (300)
    Collection of warrant subscription receivable                                1,282               640
                                                                           ------------      ------------
                                                                               242,224           (13,169)
                                                                           ------------      ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            (21)             (548)
                                                                           ------------      ------------
INCREASE IN CASH AND CASH EQUIVALENTS                                          297,584               977
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                 178,086            78,279
                                                                           ------------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $   475,670       $    79,256
                                                                           ============      ============


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BIOVAIL CORPORATION


                                         By  /s/ John R. Miszuk
                                             ------------------
                                             Name:  John R. Miszuk
                                             Title:   Vice President, Controller

DATE:  May 2, 2000